Exhibit 1.01

Broadwind, Inc.

Conflict Minerals Report

For The Year Ended December 31, 2021

This report for the year ended December 31, 2021 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to Conflict Minerals (hereinafter defined) as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain Conflict Minerals which are necessary to the functionality or production of their products. “Conflict Minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) for the purposes of this assessment.

If a registrant can establish that the Conflict Minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, it must submit a Form SD which describes the Reasonable Country of Origin Inquiry (“RCOI”) completed.

If a registrant has reason to believe that any of the Conflict Minerals in its supply chain may have originated in the Covered Countries, or if the registrant is unable to determine the country of origin of those Conflict Minerals, then the registrant must perform a due diligence review of the Conflict Minerals’ source and chain of custody. The registrant must annually submit a report, the Conflict Minerals Report, to the SEC that includes a description of those due diligence measures.

In accordance with the “Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule,” issued by Keith F. Higgins, Director, SEC Division of Corporate Finance, dated April 29, 2014, the Company is not required to describe its products as “DRC Conflict Free” or “DRC Conflict Undeterminable.” Further, the Company is not required to obtain, and has not obtained, and independent private sector audit of this Conflict Minerals Report.

1.          Company Overview

This report has been prepared by management of Broadwind, Inc. (herein referred to as the “Company,” “we,” “us,” or “our”).

We are a precision manufacturer of structures, equipment and components for clean tech and other specialized applications. We provide technologically advanced high-value products to customers with complex systems and stringent quality standards that operate in energy, mining and infrastructure sectors, primarily in the United States of America (the “U.S.”). Our capabilities include, but are not limited to the following: heavy fabrications, welding, metal rolling, coatings, gear cutting and shaping, gearbox repair, heat treat, assembly, engineering and packaging solutions. Our most significant presence is within the U.S. wind energy industry, although we have diversified into other industrial markets in order to improve our capacity utilization, reduce our customer concentrations, and reduce our exposure to uncertainty related to governmental policies currently impacting the U.S. wind energy industry. In 2021, 61% of our sales were linked to new wind energy installations, predominantly for towers used for new wind turbines.

Within the U.S. wind energy industry, we provide steel towers and repowering adapters primarily to wind turbine manufacturers. We have expanded our production capabilities and leveraged our manufacturing competencies, including welding, lifting capacity and stringent quality practices, into aftermarket and original equipment manufacturer components utilized in surface and underground mining, construction, material handling, oil and gas, and other infrastructure markets. We provide gearing and gearboxes to a broad set of customers in diverse markets including; onshore and offshore oil and gas fracking and drilling, surface and underground mining, wind energy, steel, material handling and other industrial markets. We also provide supply chain solutions, inventory management, kitting and assembly services, primarily serving the combined cycle natural gas turbine market.

2.          Products Overview

Our product lines are classified in the following categories: wind turbine towers, industrial fabrications, gearing related products, and natural gas turbine components.

3.          Supply Chain Overview

In order to manage the scope of this task, we relied upon our suppliers to provide information on the origin of any 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from sub-tier suppliers. We integrated responsible sourcing of minerals requirements with our Conflict Minerals Policy, and our supplier standard terms and conditions require that our suppliers comply with all applicable laws and government rules and regulations. Our suppliers are expected to provide the 3TG sourcing information to us per our Conflict Minerals Policy.

We have performed a comprehensive analysis of our product components and supply chain. We defined the scope of our Conflict Minerals due diligence by identifying and reaching out to our current suppliers that provide components or engage in manufacturing activities that are likely to contain 3TG. We adopted the standard Conflict Minerals reporting templates established by the Conflict-Free Sourcing Initiative (“CFSI”) and launched our Conflict Minerals due diligence communication survey to the suppliers to our wind turbine towers, industrial fabrications, and gearing manufacturing operations in 2013. In 2021, we reviewed and updated our supplier list and sent Conflict Minerals due diligence communications to all new suppliers who supplied components or engaged in manufacturing activities that were likely to contain 3TG. In addition, we sent additional notices to suppliers who had not responded to our previous requests.

4.          Reasonable Country of Origin Inquiry (RCOI) Due Diligence and Conclusion

We conducted an analysis of our products and found that 3TG can be found in our wind turbine towers, industrial fabrications, gearing related products, and natural gas turbine components. Therefore, we are subject to the reporting obligations of the Rule.

Despite having conducted a good faith reasonable country of origin inquiry and having conducted due diligence, as described herein, we do not have enough information to conclude whether our products are “DRC Conflict Free.” We have reached this conclusion because we have been unable to determine the origin of all of the 3TG used in our wind turbine towers, industrial fabrications, gearing related products, and natural gas turbine components.

Due to the breadth and complexity of our products and respective supply chains, it will take time for many of our suppliers to verify the 3TG content and origin of any 3TG minerals contained in them. Using our supply chain due diligence processes, driving accountability within the supply chain by leveraging the industry standard CFSI program and continuing our outreach efforts, we hope to further develop transparency into our supply chain.

5.          Due Diligence Program

5.1.         Conflict Minerals Program

We have developed and implemented a due diligence process to determine the origin of the 3TG used in our products, including:

■

Developing policies and processes toward preventing the use of Conflict Minerals or derivative metals necessary to the functionality or production of our product(s) that finance or benefit armed groups in the Covered Countries.

■	Not knowingly procuring specified minerals that originate from facilities in the Covered Countries that are not “Conflict Free.”

■

Expecting suppliers whose products contain Conflict Minerals to establish policies, due diligence frameworks, and management systems consistent with the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk-Areas that are designed to accomplish this goal, and requiring their suppliers to do the same.

We believe in establishing and maintaining long-term relationships with suppliers whenever possible. However, if we determine that any supplier is, or a reasonable risk exists that it may be, violating this policy, then we will require the supplier to commit to devise and undertake suitable corrective action to move to a “Conflict Free” source. If suitable action is not taken, we will look to alternative sources for the products. Our efforts are not to ban procurement of minerals from the Covered Countries, but to assure procurement from responsible sources in the region. If we determine that any of the components of our products contain minerals from a mine or facility that is “Non-Conflict Free,” we will work towards transitioning to products that are “Conflict Free.”

5.2.          Due Diligence Process

5.2.1.         Design of Our Due Diligence and Description of the Due Diligence Process

Our due diligence processes and efforts have been developed in conjunction with the second edition of the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related supplements for 3TG. We designed our due diligence process, management and measures to conform in all material respects with the framework OECD Guidance.

Our Conflict Minerals due diligence process includes: establishment of governance structures with cross functional team members and senior executives, communication to, and engagement of, suppliers, due diligence compliance process and measurement, record keeping and escalation procedures. We periodically report to the Audit Committee of our Board of Directors with respect to our due diligence process and compliance obligations.

5.2.2.         Management Systems

As described above, we have adopted a company procedure which forms the basis of our system for managing Conflict Minerals.

5.2.3.         Internal Team

We have established a management system for complying with the applicable rules. Our management system includes the development of a Conflict Minerals Task Force led by our Principal Accounting Officer, and a team of subject matter experts from relevant functions such as finance, legal, purchasing and environmental health and safety. The team of subject matter experts is responsible for implementing our Conflict Minerals compliance strategy and is led by our Principal Accounting Officer, who acts as the Conflict Minerals program manager.

5.2.4.         Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, we have engaged purchasing leaders in each of our manufacturing businesses to solicit and archive the received supplier responses to our RCOI. Feedback from this engagement has allowed us to render the conclusions and statement annotated in this report.

5.2.5.         Escalation Procedure

We have established a Conflict Minerals Policy and standard supplier terms and conditions forms. The supplier terms and conditions forms act as a mechanism for escalating any issues and concerns. We also created follow-up processes (including e-mail communication) to identify and escalate any identified issues associated with non-responsive or problematic responses to our RCOI.

5.2.6.         Maintain Records

We have established our due diligence compliance process and set forth documentation and record maintenance mechanisms to ensure the retention of relevant documentation in a structured electronic database.

5.3.         Steps to be Taken to Mitigate Risk and Further Develop the Due Diligence Program

As we further develop our due diligence program, we intend to take the following steps to continue to mitigate any possible risk that the necessary Conflict Minerals in our products could finance or benefit armed groups in the Covered Countries:

■	Enhance supplier communication, training and escalation process to improve due diligence data accuracy and completion.

■	Identify new suppliers to be included in the program.

6.          Identify and Assess Risk in the Supply Chain

Because of our size, the breadth and complexity of our products, and the constant evolution of our supply chain, it is difficult to identify actors downstream from our direct suppliers.

We have identified 355 suppliers to our wind turbine tower and industrial fabrications business. Of those, 86 are direct suppliers within the scope of our RCOI and 269 are not within the scope of our RCOI. Of these 86 suppliers that are within the scope of our RCOI, we received 58 responses to our request for information. We have identified 324 suppliers to our gearing related products business. Of those, 122 are direct suppliers within the scope of our RCOI and 202 are not within the scope of our RCOI. Of the 122 suppliers that are within the scope of our RCOI, we received 94 responses to our request for information. We have identified 393 suppliers to our natural gas turbine component business. Of those, 60 are direct suppliers within the scope of our RCOI and 333 are not within the scope of our RCOI. Of these 60 suppliers that are within the scope of our RCOI, we received 41 responses to our request for information. We have relied on these suppliers’ responses to provide us with information about the source of Conflict Minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers.

7.          Design and Implement a Strategy to Respond to Risks

If applicable in the future, we will work with suppliers who are sourcing from “Non-Conflict Free” smelters to move towards using “Conflict Free” smelters within a reasonable time frame. The time frame will be dependent on the criticality of the specific part and the availability of alternative suppliers.

8.          Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of these entities that provide our supply chain the 3TG. However, we do rely upon industry (for example, EICC and CFSI) efforts to influence smelters and refineries to get audited and certified through CFSI’s CFS program.

9.          Report on Supply Chain Due Diligence and Results

9.1.         Due Diligence Process

We conducted a survey of the active suppliers described above using the template developed jointly by the companies of the Electronic Industry Citizenship Coalition® (EICC®) and the Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s “Conflict Free” policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Template contains questions about the origin of Conflict Minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool are available on CFSI’s website. The Template is being widely adopted by many companies in their due diligence processes related to Conflict Minerals.

9.2.         Survey Responses

At the outset of our 2021 RCOI, we elected to review our entire list of suppliers of materials used in our manufacturing operations. During the process of our review, we identified 268 suppliers of direct materials who were within the scope of the RCOI. We created and maintain a database of this information in our business information systems database. We have received responses from 193 suppliers, and submitted follow-up requests for responses for the 75 remaining suppliers within the scope of our RCOI.

10.         Conflict Minerals Status Analysis and Conflict Status Conclusion

Despite having conducted a good faith reasonable country of origin inquiry and further due diligence, we do not have enough information to conclude whether our products are “DRC Conflict Free.” We have reached this conclusion because we have been unable to determine the origin of all of the 3TG used in our wind turbine towers, industrial fabrications, gearing related products, and natural gas turbine components. Tracing minerals back to their mine of origin is a complex aspect of responsible sourcing in our supply chain. We have determined that the information regarding smelters and refiners that we gathered from our supply chain represents the most reasonable known mine of origin information available.